Registration Statement No. 333-196387
Filed Pursuant to Rule 433
Subject to Completion, dated February 2, 2016
Pricing Supplement to the Prospectus dated June 27, 2014, the Prospectus Supplement dated June 27, 2014 and the Product Supplement dated October 1, 2015
US$    ●
Senior Medium-Term Notes, Series C
Buffered Bullish Enhanced Return Notes due February 28, 2018
Linked to the Energy Select Sector SPDR® Fund

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The notes are designed for investors who seek a 150% leveraged positive return based on any appreciation in the share price of the Energy Select Sector SPDR® Fund (the “Underlying Asset”).  Investors should be willing to accept a payment at maturity that is capped at the Maximum Redemption Amount (as defined below), be willing to forgo periodic interest, and be willing to lose 1% of their principal amount for each 1% that the price of the Underlying Asset decreases by more than 10% from its price on the pricing date.

•	Investors in the notes may lose up to 90% of their principal amount at maturity.

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The maximum return at maturity will be equal to the product of the Upside Leverage Factor of 150% and the Cap of 16.66%. Accordingly, the Maximum Redemption Amount will be $1,250 for each $1,000 in principal amount (a 25% return).

•	Any payment at maturity is subject to the credit risk of Bank of Montreal.

•	The notes will not be listed on any securities exchange.

•	The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.

•	The offering is expected to price on or about February 24, 2016, and the notes are expected to settle through the facilities of The Depository Trust Company on or about February 29, 2016.

•	The notes are scheduled to mature on or about February 28, 2018.

•	The CUSIP number of the notes is 06367TAK6.

•	Our subsidiary, BMO Capital Markets Corp. (“BMOCM”), is the agent for this offering. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.

Investing in the notes involves risks, including those described in the “Selected Risk Considerations” section beginning on page P-4 of this pricing supplement, the “Additional Risk Factors Relating to the Notes” section beginning on page PS-5 of the product supplement, and the “Risk Factors” section beginning on page S-1 of the prospectus supplement and on page 7 of the prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement, the product supplement, the prospectus supplement or the prospectus.  Any representation to the contrary is a criminal offense.
The notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.
On the date of this preliminary pricing supplement, based on the terms set forth above, the estimated initial value of the notes is $934.90 per $1,000 in principal amount. The estimated initial value of the notes on the pricing date may differ from this value but will not be less than $915.00 per $1,000 in principal amount.  However, as discussed in more detail in this pricing supplement, the actual value of the notes at any time will reflect many factors and cannot be predicted with accuracy.

	Price to Public	Agent’s Commission	Proceeds to Bank of Montreal

Per Note	US$1,000	US$23	US$977

Total	US$ ●	US$ ●	US$ ●

BMO CAPITAL MARKETS

Key Terms of the Notes:

Underlying Asset:	Energy Select Sector SPDR® Fund (Bloomberg symbol: XLE). See the section below entitled “The Underlying Asset” for additional information about the Underlying Asset.

Payment at Maturity:
If the Percentage Change is greater than or equal to the Cap, then the amount that the investors will receive at maturity for each $1,000 in principal amount of the notes will equal the Maximum Redemption Amount.

If the Percentage Change is positive but is less than the Cap, then the payment at maturity for each $1,000 in principal amount of the notes will be calculated as follows:

Principal Amount + [Principal Amount × (Percentage Change x Upside Leverage Factor)]

If the Percentage Change is between 0% and -10 inclusive, then the amount that the investors will receive at maturity will equal the principal amount of the notes.

If the Percentage Change is less than -10%, then the payment at maturity will equal:

Principal Amount + [Principal Amount × (Percentage Change + Buffer Percentage)]

If the Percentage Change is negative by more than -10%, investors could lose up to 90% of the principal amount of the notes.

Initial Level:	The closing price of one share of the Underlying Asset on the pricing date.

Final Level:	The closing price of one share of the Underlying Asset on the valuation date.

Buffer Level:	90% of the Initial Level.

Buffer Percentage:
10%. Accordingly, you will receive the principal amount of your notes at maturity only if the price of the Underlying Asset does not decrease by more than 10%. If the Final Level is less than the Buffer Level, you will receive less than the principal amount of your notes at maturity, and you could lose up to 90% of the principal amount of your notes.

Upside Leverage Factor:	150%

Percentage Change:	Final Level – Initial Level, expressed as a percentage. Initial Level

Pricing Date:	On or about February 24, 2016.

Settlement Date:	On or about February 29, 2016, as determined on the pricing date.

Valuation Date:	On or about February 23, 2018, as determined on the pricing date.

Maturity Date:	On or about February 28, 2018, as determined on the pricing date.

Automatic Redemption:	Not applicable

Calculation Agent:	BMOCM

Selling Agent:	BMOCM

Cap:	16.66%

Maximum Redemption Amount:	$1,250.00

CUSIP:	06367TAK6

The pricing date and the settlement date are subject to change.  The actual pricing date, settlement date, valuation date and maturity date will be set forth in the final pricing supplement.

Additional Terms of the Notes

You should read this pricing supplement together with the product supplement dated October 1, 2015, the prospectus supplement dated June 27, 2014 and the prospectus dated June 27, 2014.  This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours or the agent. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Relating to the Notes” in the product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement dated October 1, 2015:
http://www.sec.gov/Archives/edgar/data/927971/000121465915006903/c101151424b5.htm

•	Prospectus supplement dated June 27, 2014:
https://www.sec.gov/Archives/edgar/data/927971/000119312514254915/d750935d424b5.htm

•	Prospectus dated June 27, 2014:
https://www.sec.gov/Archives/edgar/data/927971/000119312514254905/d749601d424b2.htm

Our Central Index Key, or CIK, on the SEC website is 927971.  As used in this pricing supplement, “we,” “us” or “our” refers to Bank of Montreal.

We have filed a registration statement (including a prospectus) with the SEC for the offerings to which this document relates. Before you invest, you should read the prospectus in that registration statement and the other documents that we have filed with the SEC for more complete information about us and this offering. You may obtain these documents free of charge by visiting the SEC’s website at http://www.sec.gov. Alternatively, we will arrange to send to you the prospectus (as supplemented by the prospectus supplement and product supplement) if you request it by calling our agent toll-free at 1-877-369-5412.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Underlying Asset.  These risks are explained in more detail in the “Additional Risk Factors Relating to the Notes” section of the product supplement.

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Your investment in the notes may result in a loss. — You may lose some or substantially all of your investment in the notes. The minimum percentage of your principal that you are entitled to receive under the terms of the notes is only 10%. The payment at maturity will be based on the Final Level, and whether the Final Level of the Underlying Asset on the Valuation Date is less than the Buffer Level.  You will lose 1% of the principal amount of your notes for each 1% that the Final Level is less than the Buffer Level. Accordingly, you could lose up to 90% of the principal amount of the notes.

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Your return on the notes is limited to the Maximum Redemption Amount, regardless of any appreciation in the share price of the Underlying Asset. – You will not receive a payment at maturity with a value greater than the Maximum Redemption Amount per $1,000 in principal amount of the notes. This will be the case even if the Percentage Change of the Underlying Asset exceeds the Cap.

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Your investment is subject to the credit risk of Bank of Montreal. — Our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay the amount due at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

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Potential conflicts. — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We or one or more of our affiliates may also engage in trading of shares of the Underlying Asset or securities held by the Underlying Asset on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for our customers. Any of these activities could adversely affect the price of the Underlying Asset and, therefore, the market value of the notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Underlying Asset. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes.

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Our initial estimated value of the notes will be lower than the price to public. — Our initial estimated value of the notes is only an estimate, and is based on a number of factors.  The price to public of the notes will exceed our initial estimated value, because costs associated with offering, structuring and hedging the notes are included in the price to public, but are not included in the estimated value.  These costs include the underwriting discount and selling concessions, the profits that we and our affiliates expect to realize for assuming the risks in hedging our obligations under the notes and the estimated cost of hedging these obligations.  The initial estimated value of the notes may be as low as the amount indicated on the cover page of this pricing supplement.

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Our initial estimated value does not represent any future value of the notes, and may also differ from the estimated value of any other party. — Our initial estimated value of the notes as of the date of this preliminary pricing supplement is, and our estimated value as determined on the pricing date will be, derived using our internal pricing models.  This value is based on market conditions and other relevant factors, which include volatility of the Underlying Asset, dividend rates and interest rates.  Different pricing models and assumptions could provide values for the notes that are greater than or less than our initial estimated value.  In addition, market conditions and other relevant factors after the pricing date are expected to change, possibly rapidly, and our assumptions may prove to be incorrect.  After the pricing date, the value of the notes could change dramatically due to changes in market conditions, our creditworthiness, and the other factors set forth in this pricing supplement and the product supplement.  These changes are likely to impact the price, if any, at which we or BMOCM would be willing to purchase the notes from you in any secondary market transactions.  Our initial estimated value does not represent a minimum price at which we or our affiliates would be willing to buy your notes in any secondary market at any time.

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The terms of the notes are not determined by reference to the credit spreads for our conventional fixed-rate debt. — To determine the terms of the notes, we will use an internal funding rate that represents a discount from the credit spreads for our conventional fixed-rate debt.  As a result, the terms of the notes are less favorable to you than if we had used a higher funding rate.

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Certain costs are likely to adversely affect the value of the notes. — Absent any changes in market conditions, any secondary market prices of the notes will likely be lower than the price to public.  This is because any secondary market prices will likely take into account our then-current market credit spreads, and because any secondary market prices are likely to exclude all or a portion of the underwriting discount and selling concessions, and the hedging profits and estimated hedging costs that are included in the price to public of the notes and that may be reflected on your account statements.  In addition, any such price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction, such as dealer discounts, mark-ups and other transaction costs.  As a result, the price, if any, at which BMOCM or any other party may be willing to purchase the notes from you in secondary market transactions, if at all, will likely be lower than the price to public.  Any sale that you make prior to the maturity date could result in a substantial loss to you.

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Owning the notes is not the same as owning shares of the Underlying Asset or a security directly linked to the Underlying Asset. — The return on your notes will not reflect the return you would realize if you actually owned shares of the Underlying Asset or a security directly linked to the performance of the Underlying Asset and held that investment for a similar period.  Your notes may trade quite differently from the Underlying Asset.  Changes in the price of the Underlying Asset may not result in comparable changes in the market value of your notes.  Even if the price of the Underlying Asset increases during the term of the notes, the market value of the notes prior to maturity may not increase to the same extent.  It is also possible for the market value of the notes to decrease while the price of the Underlying Asset increases. In addition, any dividends or other distributions paid on the Underlying Asset will not be reflected in the amount payable on the notes.

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You will not have any shareholder rights and will have no right to receive any shares of the Underlying Asset at maturity. — Investing in your notes will not make you a holder of any shares of the Underlying Asset or any securities held by the Underlying Asset.  Neither you nor any other holder or owner of the notes will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to the Underlying Asset or such other securities.

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Changes that affect the Underlying Index will affect the market value of the notes and the amount you will receive at maturity. — The policies of S&P Dow Jones Indices LLC (the “Index Sponsor,” or “S&P”), the sponsor of the S&P Energy Select Sector Index (the “Underlying Index”), concerning the calculation of the Underlying Index, and the policies of Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Index Compilation Agent,” or “Merrill Lynch”) concerning additions, deletions or substitutions of the components of the Underlying Index and the manner in which changes affecting those components, such as stock dividends, reorganizations or mergers, may be reflected in the Underlying Index and, therefore, could affect the share price of the Underlying Asset, the amount payable on the notes at maturity, and the market value of the notes prior to maturity.  The amount payable on the notes and their market value could also be affected if the Index Sponsor or Index Compilation Agent changes these policies, for example, by changing the manner in which the Underlying Index is calculated, or if the calculation or publication of the Underlying Index is discontinued or suspended.

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We have no affiliation with the Index Sponsor or the Index Compilation Agent and will not be responsible for any actions taken by them. — The Index Sponsor and the Index Compilation Agent are not affiliates of ours and will not be involved in the offering of the notes in any way. Consequently, we have no control over their actions, including any actions of the type that would require the calculation agent to adjust the payment to you at maturity.  The Index Sponsor and the Index Compilation Agent have no obligation of any sort with respect to the notes. Thus, they have no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the notes.  None of our proceeds from the issuance of the notes will be delivered to the Index Sponsor or Index Compilation Agent.

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Adjustments to the Underlying Asset could adversely affect the notes. — SSgA Funds Management, Inc. (“SSFM”), as the sponsor and advisor of the Underlying Asset, is responsible for calculating and maintaining the Underlying Asset. SSFM can add, delete or substitute the stocks comprising the Underlying Asset or make other methodological changes that could change the share price of the Underlying Asset at any time. If one or more of these events occurs, the calculation of the amount payable at maturity may be adjusted to reflect such event or events. Consequently, any of these actions could adversely affect the amount payable at maturity and/or the market value of the notes.

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We and our affiliates do not have any affiliation with the investment advisor of the Underlying Asset and are not responsible for its public disclosure of information. — The investment advisor of the Underlying Asset advises the Underlying Asset on various matters including matters relating to the policies, maintenance and calculation of the Underlying Asset. We and our affiliates are not affiliated with the investment advisor in any way and have no ability to control or predict its actions, including any errors in or discontinuance of disclosure regarding its methods or policies relating to the Underlying Asset. The investment advisor is not involved in the offering of the notes in any way and has no obligation to consider your interests as an owner of the notes in taking any actions relating to the Underlying Asset that might affect the value of the notes.  Neither we nor any of our affiliates has independently verified the adequacy or accuracy of the information about the investment advisor or the Underlying Asset contained in any public disclosure of information. You, as an investor in the notes, should make your own investigation into the Underlying Asset.

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The correlation between the performance of the Underlying Asset and the performance of the Underlying Index may be imperfect. — The performance of the Underlying Asset is linked principally to the performance of the Underlying Index. However, because of the potential discrepancies identified in more detail in the product supplement, the return on the Underlying Asset may correlate imperfectly with the return on the Underlying Index.

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The Underlying Asset is subject to management risks. — The Underlying Asset is subject to management risk, which is the risk that the investment advisor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the investment advisor may invest a portion of the Underlying Asset’s assets in securities not included in the relevant industry or sector but which the investment advisor believes will help the Underlying Asset track the relevant industry or sector.

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Lack of liquidity. — The notes will not be listed on any securities exchange.  BMOCM may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade the notes is likely to depend on the price, if any, at which BMOCM is willing to buy the notes.

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Hedging and trading activities.  — We or any of our affiliates may carry out hedging activities related to the notes, including purchasing or selling shares of the Underlying Asset or securities held by the Underlying Asset, or futures or options relating to the Underlying Asset, or other derivative instruments with returns linked or related to changes in the performance of the Underlying Asset.  We or our affiliates may also engage in trading of shares of the Underlying Asset or securities held by the Underlying Asset from time to time. Any of these hedging or trading activities on or prior to the pricing date and during the term of the notes could adversely affect our payment to you at maturity.

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Many economic and market factors will influence the value of the notes. — In addition to the price of the Underlying Asset and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, and which are described in more detail in the product supplement.

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You must rely on your own evaluation of the merits of an investment linked to the Underlying Asset. — In the ordinary course of their businesses, our affiliates from time to time may express views on expected movements in the price of the Underlying Asset or the prices of the securities held by the Underlying Asset.  One or more of our affiliates have published, and in the future may publish, research reports that express views on the Underlying Asset or these securities.  However, these views are subject to change from time to time.  Moreover, other professionals who deal in the markets relating to the Underlying Asset at any time may have significantly different views from those of our affiliates.  You are encouraged to derive information concerning the Underlying Asset from multiple sources, and you should not rely on the views expressed by our affiliates.

Neither the offering of the notes nor any views which our affiliates from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the notes.

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Significant aspects of the tax treatment of the notes are uncertain. — The tax treatment of the notes is uncertain.  We do not plan to request a ruling from the Internal Revenue Service or from any Canadian authorities regarding the tax treatment of the notes, and the Internal Revenue Service or a court may not agree with the tax treatment described in this pricing supplement.

The Internal Revenue Service has issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, a holder should be required to accrue interest over the term of an instrument such as the notes even though that holder will not receive any payments with respect to the notes until maturity and whether all or part of the gain a holder may recognize upon sale or maturity of an instrument such as the notes could be treated as ordinary income.  The outcome of this process is uncertain and could apply on a retroactive basis.

Please read carefully the section entitled “U.S. Federal Tax Information” in this pricing supplement, the section entitled “Supplemental Tax Considerations—Supplemental U.S. Federal Income Tax Considerations” in the accompanying product supplement, the section “United States Federal Income Taxation” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement.  You should consult your tax advisor about your own tax situation.

Additional Risks Relating to the Energy Select Sector SPDR® Fund

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The stocks included in the Underlying Index are concentrated in one sector. — All of the stocks included in the Underlying Index are issued by companies in the energy sector. As a result, the stocks that will determine the performance of the Underlying Index, which the Underlying Asset seeks to replicate, are concentrated in one sector. Although an investment in the notes will not give holders any ownership or other direct interests in the stocks comprising the Underlying Index, the return on an investment in the notes will be subject to certain risks associated with a direct equity investment in companies in the energy sector. Accordingly, by investing in the notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

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Risks Associated with the energy industry. — The Underlying Asset invests in companies that develop and produce crude oil and natural gas and provide drilling and other energy resources production and distribution related services.  Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for energy products and services in general.  The price of oil and gas, exploration and production spending, government regulation, world events and economic conditions will likewise affect the performance of these companies.  The stock prices of oil service companies could be subject to wide fluctuations in response to a variety of factors, including the ability of the OPEC to set and maintain production levels and pricing, the level of production in non-OPEC countries, the demand for oil and gas, which is negatively impacted by economic downturns, the policies of various governments regarding exploration and development of oil and gas reserves, advances in exploration and development technology and the political environment of oil-producing regions.  Correspondingly, securities of companies in the energy field are subject to swift price and supply fluctuations caused by events relating to international politics, energy conservation, the success of exploration projects, and tax and other governmental regulatory policies.  Weak demand for the companies’ products or services or for energy products and services in general, as well as negative developments in these other areas, would adversely impact the performance of the Underlying Asset.

Hypothetical Return on the Notes at Maturity

The following table and examples illustrate the hypothetical return at maturity on a $1,000 investment in the notes.  The “return,” as used in this section is the number, expressed as a percentage, which results from comparing the payment at maturity per $1,000 in principal amount of the notes to $1,000.  The hypothetical total returns set forth below are based on a hypothetical Initial Level of $1,000.00, the Upside Leverage Factor of 150%, the Buffer Percentage of 10% (the Buffer Level is 90% of the Initial Level), a Cap of 16.66%, and a Maximum Redemption Amount of $1,250.  The hypothetical returns set forth below are for illustrative purposes only and may not be the actual returns applicable to investors in the notes.  The numbers appearing in the following table and in the examples below have been rounded for ease of analysis.

Hypothetical Final Level	Percentage Change	Return on the Notes
$0.00	-100.00%	-90.00%
$500.00	-50.00%	-40.00%
$700.00	-30.00%	-20.00%
$800.00	-20.00%	-10.00%
$900.00	-10.00%	-0.00%
$950.00	-5.00%	-0.00%
$1,000.00	0.00%	0.00%
$1,050.00	5.00%	7.50%
$1,100.00	10.00%	15.00%
$1,150.00	15.00%	22.50%
$1,166.60	16.66%	25.00%
$1,200.00	20.00%	25.00%
$1,500.00	50.00%	25.00%
$2,000.00	100.00%	25.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the returns set forth in the table above are calculated.

Example 1: The price of the Underlying Asset decreases from the hypothetical Initial Level of $1,000.00 to a hypothetical Final Level of $700.00, representing a Percentage Change of -30%.  Because the Percentage Change is negative and the hypothetical Final Level of $700.00 is  less than the Initial Level by more than the Buffer Percentage of 10%, the investor receives a payment at maturity of $800 per $1,000 in principal amount of the notes, calculated as follows:

$1,000 + [$1,000 x (–30% + 10%)] = $800

Example 2: The price of the Underlying Asset decreases from the hypothetical Initial Level of $1,000.00 to a hypothetical Final Level of $950.00, representing a Percentage Change of -5%. Although the Percentage Change is negative, because the hypothetical Final Level of $950.00 is less than the Initial Level by not more than the Buffer Percentage of 10%, the investor receives a payment at maturity of $1,000 per $1,000 in principal amount of the notes.

Example 3: The price of the Underlying Asset increases from the hypothetical Initial Level of $1,000.00 to a hypothetical Final Level of $1,050.00, representing a Percentage Change of 5%. Because the hypothetical Final Level of $1,050.00 is greater than the Initial Level and the Percentage Change of 5% does not exceed the Cap, the investor receives a payment at maturity of $1,075 per $1,000 in principal amount of the notes, calculated as follows:

$1,000 + [$1,000 x (5% x 150%)] = $1,075

Example 4: The price of the Underlying Asset increases from the hypothetical Initial Level of $1,000.00 to a hypothetical Final Level of $1,200.00, representing a Percentage Change of 20%.  Because the hypothetical Final Level of $1,200.00 is greater than the Initial Level and the Percentage Change of 20% exceeds the Cap, the investor receives a payment at maturity of $1,250 per $1,000 in principal amount of the notes, the Maximum Redemption Amount.

U.S. Federal Tax Information

By purchasing the notes, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat each note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the notes are uncertain and the Internal Revenue Service could assert that the notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product supplement under “Supplemental Tax Considerations—Supplemental U.S. Federal Income Tax Considerations,” which applies to the notes.

Recently finalized Treasury regulations provide that withholding on “dividend equivalent” payments (as discussed in the product supplement), if any, will not apply to the notes issued before January 1, 2017.

Supplemental Plan of Distribution (Conflicts of Interest)

BMOCM will purchase the notes from us at a purchase price reflecting the commission set forth on the cover page of this pricing supplement. BMOCM has informed us that, as part of its distribution of the notes, it will reoffer the notes to other dealers who will sell them. Each such dealer, or each additional dealer engaged by a dealer to whom BMOCM reoffers the notes, will receive a commission from BMOCM, which will not exceed the commission set forth on the cover page. This commission will include a selling concession paid by BMOCM or one of its affiliates to certain dealers of up to 1.6% of the principal amount in connection with the distribution of the notes.

We own, directly or indirectly, all of the outstanding equity securities of BMOCM, the agent for this offering. In accordance with FINRA Rule 5121, BMOCM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

We reserve the right to withdraw, cancel or modify the offering of the notes and to reject orders in whole or in part.  You may cancel any order for the notes prior to its acceptance.

You should not construe the offering of the notes as a recommendation of the merits of acquiring an investment linked to the Underlying Asset or as to the suitability of an investment in the notes.

BMOCM may, but is not obligated to, make a market in the notes.  BMOCM will determine any secondary market prices that it is prepared to offer in its sole discretion.

We may use this pricing supplement in the initial sale of the notes.  In addition, BMOCM or another of our affiliates may use the final pricing supplement relating to the notes in market-making transactions in any notes after their initial sale.  Unless BMOCM or we inform you otherwise in the confirmation of sale, the final pricing supplement is being used by BMOCM in a market-making transaction.

For a period of approximately three months following issuance of the notes, the price, if any, at which we or our affiliates would be willing to buy the notes from investors, and the value that BMOCM may also publish for the notes through one or more financial information vendors and which could be indicated for the notes on any brokerage account statements, will reflect a temporary upward adjustment from our estimated value of the notes that would otherwise be determined at that time. This temporary upward adjustment represents a portion of (a) the hedging profit that we or our affiliates expect to realize over the term of the notes and (b) the underwriting discount and selling concessions paid in connection with this offering. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the three-month period.

Additional Information Relating to the Estimated Initial Value of the Notes

Our estimated initial value of the notes on the date of this preliminary pricing supplement, and that will be set forth on the cover page of the final pricing supplement relating to the notes, equals the sum of the values of the following hypothetical components:

•	a fixed-income debt component with the same tenor as the notes, valued using our internal funding rate for structured notes; and

•	one or more derivative transactions relating to the economic terms of the notes.

The internal funding rate used in the determination of the initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt.  The value of these derivative transactions are derived from our internal pricing models.  These models are based on factors such as the traded market prices of comparable derivative instruments and on other inputs, which include volatility, dividend rates, interest rates and other factors.  As a result, the estimated initial value of the notes on the pricing date will be determined based on market conditions at that time.

The Underlying Asset

Information provided to or filed with the SEC by the Underlying Asset under the Securities Act of 1933 and the Investment Company Act can be located by reference to SEC file numbers 333-57791 and 811-08837, respectively, through the SEC’s website at http://www.sec.gov. Additional information about the Underlying Asset’s Investment adviser, SSgA Funds Management, Inc. (“SSFM”) and the Underlying Asset may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the Select Sector SPDR website at http://www.sectorspdr.com. We have not independently verified the accuracy or completeness of such information. Information contained in the Select Sector SPDR’s website is not incorporated by reference in, and should not be considered a part of, this free writing prospectus.

The Underlying Asset is an investment portfolio maintained and managed by SSFM. SSFM is the investment advisor to each of ten separate investment portfolios, including the Underlying Asset, all of which are offered by the Select Sector SPDR Trust, a registered investment company. The Underlying Asset trades on the NYSE Arca under the ticker symbol “XLE.”

The Underlying Asset utilizes a “replication” investment approach in attempting to track the performance of the Underlying Index. The Underlying Asset typically invests in substantially all of the securities which comprise the Underlying Index in approximately the same proportions as that index. The Underlying Asset will normally invest at least 95% of its total assets in the common stocks that comprise the Underlying Index.

The Underlying Asset seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the Underlying Index. The Underlying Index measures the performance of the energy sector of the U.S. equity market. The Underlying Asset is composed of companies whose primary line of business is directly associated with the energy sector.

The Securities are not sponsored, endorsed, sold or promoted by SSFM. SSFM makes no representations or warranties to the owners of the Securities or any member of the public regarding the advisability of investing in the Securities. SSFM has no obligation or liability in connection with the operation, marketing, trading or sale of the Securities.

The Underlying Index

We have derived all information contained in this free writing prospectus regarding the Underlying Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Merrill Lynch or S&P.

The Underlying Index is a modified market capitalization-based index intended to track the movements of companies that are components of the S&P 500® Index and are involved in the following industries: diversified financial services; insurance; commercial banks; capital markets; REITs; consumer finance; thrifts and mortgage finance and real estate management and development.

The Underlying Index is one of the Select Sector Indices. The Select Sector Indices are sub-indices of the S&P 500® Index. Each stock in the S&P 500® Index is allocated to only one Select Sector Index, and the combined companies of the nine Select Sector Indices represent all of the companies in the S&P 500® Index.

Eligibility Criteria for Index Components

The stocks included in each Select Sector Index are selected by Merrill Lynch acting as Index Compilation Agent, in consultation with S&P, from the universe of companies represented by the S&P 500® Index. S&P acts as index calculation agent in connection with the calculation and dissemination of each Select Sector Index. Each stock in the S&P 500® Index is allocated to only one Select Sector Index, and the nine Select Sector Indices together comprise all of the companies in the S&P 500® Index.

Index Maintenance

Each Select Sector Index was developed and is maintained in accordance with the following criteria:

•	Each of the component stocks in a Select Sector Index (the “SPDR Component Stocks”) is a constituent company of the S&P 500® Index.

•
The nine Select Sector Indices together will include all of the companies represented in the S&P 500® Index and each of the stocks in the S&P 500® Index will be allocated to one and only one of the Select Sector Indices.

•
Merrill Lynch, acting as the Index Compilation Agent, assigns each constituent stock of the S&P 500® Index to a Select Sector Index. Merrill Lynch, after consultation with S&P, assigns a company’s stock to a particular Select Sector Index on the basis of that company’s sales and earnings composition and the sensitivity of the company’s stock price and business results to the common factors that affect other companies in each Select Sector Index.

•
S&P has sole control over the removal of stocks from the S&P 500® Index and the selection of replacement stocks to be added to the S&P 500® Index. However, S&P plays only a consulting role in the Select Sector Indices.

•
Each Select Sector Index is calculated by S&P using a modified “market capitalization” methodology. This design ensures that each of the component stocks within a Select Sector Index is represented in a proportion consistent with its percentage with respect to the total market capitalization of that Select Sector Index. However, under certain conditions, the number of shares of a component stock within the Select Sector Index may be adjusted to conform to certain Internal Revenue Code requirements

Calculation of the Underlying Index

Each Select Sector Index is calculated using the same methodology utilized by S&P in calculating the S&P 500® Index, using a base−weighted aggregate methodology. The daily calculation of each Select Sector Index is computed by dividing the total market value of the companies in the Select Sector Index by a number called the index divisor.

Merrill Lynch may at any time determine that a SPDR® Component Stock which has been assigned to one Select Sector Index has undergone a transformation in the composition of its business, and that it should be removed from that Select Sector Index and assigned to a different Select Sector Index. In the event that Merrill Lynch notifies S&P that a SPDR® Component Stock’s Select Sector Index assignment should be changed, S&P will disseminate notice of the change following its standard procedure for announcing index changes, and will implement the change in the affected Select Sector Indexes on a date no less than one week after the initial dissemination of information on the sector change to the maximum extent practicable.

SPDR® Component Stocks removed from and added to the S&P 500® Index will be deleted from and added to the appropriate Select Sector Index on the same schedule used by S&P for additions and deletions from the S&P 500® Index insofar as practicable.

Historical Information of the Underlying Asset

The following table sets forth the quarter-end high and low closing prices of the Underlying Asset from the first quarter of 2012 through February 2, 2016.

The historical prices of the Underlying Asset are provided for informational purposes only.  You should not take the historical prices of the Underlying Asset as an indication of its future performance, which may be better or worse than the prices set forth below.

Closing Prices of the Underlying Asset

		High ($)	Low ($)
2012	First Quarter	76.29	69.46
	Second Quarter	72.42	62.00
	Third Quarter	76.57	64.96
	Fourth Quarter	74.94	68.59

2013	First Quarter	79.99	72.86
	Second Quarter	83.28	74.09
	Third Quarter	85.30	78.83
	Fourth Quarter	88.51	81.87

2014	First Quarter	89.06	81.89
	Second Quarter	101.29	88.45
	Third Quarter	100.58	90.62
	Fourth Quarter	88.77	73.36

2015	First Quarter	82.29	72.86
	Second Quarter	82.94	74.64
	Third Quarter	74.54	59.22
	Fourth Quarter	71.40	58.78

2016	First Quarter (through February 2, 2016)	60.53	51.80